Item 1



                                  AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated



Month                           November-00
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-Nov-00
Current Calculation Date        9-Nov-00
Previous Payment Date           16-Oct-00
Previous Calculation Date       10-Oct-00
------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------
                                     Prior         Deposits      Withdrawals      Balance on
                                    Balance                                    Calculation Date
                                   10-Oct-00                                       9-Nov-00
------------------------------------------------------------------------------------------------
Expense Account                    5,820,638.79    2,089,369.15  (7,835,830.70)       74,177.24
Collection Account               107,852,954.85   16,695,158.99 (23,136,345.85)  101,411,767.99
Aircraft Purchase Account        225,963,806.67    1,056,120.53 (70,237,510.00)  156,782,417.20

 - Liquidity Reserve cash balance 84,716,609.00                              -    85,846,609.00
------------------------------------------------------------------------------------------------
Total                            339,637,400.31   19,840,648.67 (101,209,686.55) 258,268,362.43
------------------------------------------------------------------------------------------------


2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     225,963,806.67
Interest Income                                                                    1,056,120.53
Aircraft Purchase Payments                                                       (70,237,510.00)
Economic Swap Payments                                                                        -
------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                              156,782,417.20
------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                       5,820,638.79
Transfer from Collection Account on previous Payment Date                          2,069,353.06
Permitted Aircraft Accrual                                                                    -
Interim Transfer from Collection Account                                                      -
Transfers from Aircraft Purchase Account                                                      -
Interest Income                                                                       20,016.09
Balance on current Calculation Date
 - Payments on previous payment date                                              (1,016,951.53)
 - Interim payments                                                                           -
 - Other                                                                          (6,818,879.17)
------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                                   74,177.24
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     107,852,954.85
Collections during period                                                         16,695,158.99
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                        (1,886,948.87)
 - Permitted Aircraft Modifications                                                           -
Net Swap payments on previous Payment Date                                          (182,404.19)
Aggregate Note Payments on previous Payment Date                                 (21,066,992.79)
------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                              101,411,767.99
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount

First Collection Account Reserve                                                  65,000,000.00
Cash Held
 - Security Deposits                                                              20,846,609.00
                                                                               -----------------
 Liquidity Reserve Amount                                                         85,846,609.00
                                                                               -----------------



------------------------------------------------------------------------------------------------


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   15-Nov-00
Current Calculation Date               9-Nov-00
Previous Payment Date                  16-Oct-00
Previous Calculation Date              10-Oct-00
----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        101,485,945.23
Liquidity Reserve Amount                                                                         (85,846,609.00)
                                                                                              ------------------
Available Collections                                                                             15,639,336.23
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)

----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         4,427,355.53
(II) a)      Class A Interest but excluding Step-up                                                5,738,929.70
     b)      Swap Payments other than subordinated swap payments                                     175,554.58
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        959,050.84
(vi)         Class B Minimum principal payment                                                       245,404.48
(vii)        Class C Interest                                                                      1,136,055.04
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        673,879.31
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,846,609.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             615,489.44
(xiv)        Class C Scheduled principal                                                              82,078.56
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        1,585,538.76
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         101,485,945.23
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,846,609.00
                                                                                              ------------------
                                                                                                  15,639,336.23
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------


                                                            AERCO LIMITED
                                                        Report to Noteholders
                                          All amounts in US dollars unless otherwise stated



Current Payment Date                 15-Nov-00
Current Calculation Date             9-Nov-00
Previous Payment Date                16-Oct-00
Previous Calculation Date            10-Oct-00
---------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass                                                                                        (cont'd
                                                                                                                              below)
----------------------------------------------------------------------------------------------------------------------------
                                         Subclass          Subclass         Subclass           Total          Subclass
Floating Rate Notes                         A-2               A-3              A-4            Class A           B-1

----------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                            6.62000%          6.62000%          6.62000%                        6.62000%
Applicable Margin                            0.3200%           0.4600%           0.5200%                         0.6000%
Applicable Interest Rate                    6.94000%          7.08000%          7.14000%                        7.22000%
Day Count                                    Act/360           Act/360           Act/360                         Act/360
Actual Number of Days                             30                30                30                              30
Interest Amount Payable                 1,105,325.05      3,333,500.00      1,300,104.65                      449,012.59
Step-up Interest Amount Payable              NA                NA               NA                               NA
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                     1,105,325.05      3,333,500.00      1,300,104.65     5,738,929.70     449,012.59
----------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                15-Dec-05          15-Jun-02         15-May-11                       15-Jul-13
Excess Amortisation Date                   17-Aug-98          15-Feb-06         15-Aug-00                       17-Aug-98
----------------------------------------------------------------------------------------------------------------------------
Original Balance                       290,000,000.00     565,000,000.00   235,000,000.00                    85,000,000.00
Opening Outstanding Principal Balance  191,122,486.24     565,000,000.00   218,504,983.31  974,627,469.55    74,628,131.66
----------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                         78.20%           100.00%           100.00%                          94.33%
Pool Factors                                  70.10%           100.00%            93.95%                          89.17%
----------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                          -                 -                 -                -     118,594.90
Scheduled Principal Payment                        -                 -                 -                -     297,443.26
Supplemental Principal Payment            739,774.87                 -        845,763.89     1,585,538.76              -
----------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount       739,774.87                 -        845,763.89     1,585,538.76     416,038.16
----------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                         -
- amount allocable to premium
----------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance  190,382,711.37     565,000,000.00   217,659,219.42  973,041,930.79    74,212,093.50
----------------------------------------------------------------------------------------------------------------------------



(table continued)
----------------------------------------------------------------------------------------------------------------------
                                          Subclass            Total        Subclass       Subclass          Total
Floating Rate Notes                          B-2             Class B          C-1            C-2           Class C

----------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                             6.62000%                        6.62000%       6.62000%
Applicable Margin                             1.0500%                         1.3500%        2.0500%
Applicable Interest Rate                     7.67000%                        7.97000%       8.67000%
Day Count                                     Act/360                         Act/360        Act/360
Actual Number of Days                              30                              30             30
Interest Amount Payable                    510,038.24                      558,186.19     577,868.84
Step-up Interest Amount Payable               NA                              NA             NA
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Total Interest Paid                        510,038.24        959,050.84    558,186.19     577,868.84     1,136,055.04
----------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                  15-Jul-08                       15-Jul-13      15-Jun-08
Excess Amortisation Date                     15-Aug-00                       17-Aug-98      15-Aug-00
----------------------------------------------------------------------------------------------------------------------
Original Balance                         80,000,000.00                    85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance    79,797,378.55   154,425,510.21   84,043,090.60  79,981,846.82  164,024,937.42
----------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                         100.00%                          99.98%        100.00%
Pool Factors                                   99.93%                          98.59%         99.89%
----------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                  126,809.58        245,404.48             -              -                -
Scheduled Principal Payment                318,046.18        615,489.44     63,670.60      18,407.96        82,078.56
Supplemental Principal Payment                      -                 -             -              -                -
----------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount        444,855.76        860,893.92     63,670.60      18,407.96        82,078.56
----------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                   -              -
- amount allocable to principal                                                     -              -
- amount allocable to premium                                                       -              -
----------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance    79,352,522.79     153,564,616.29 83,979,420.00  79,963,438.86  163,942,858.86
----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------

Fixed Rate Notes                                  D-2

-----------------------------------------------------------
Applicable Interest Rate                          8.50000%
Day count                                         30 / 360
Number of Days                                          30
Interest Amount Payable                         673,879.31
-----------------------------------------------------------
Total Interest Paid                             673,879.31
-----------------------------------------------------------
Expected Final Payment Date                      15-Mar-14
Excess Amortisation Date                         15-Jul-10
-----------------------------------------------------------
Original Balance                             100,000,000.00
Opening Outstanding Principal Balance         88,556,375.00
-----------------------------------------------------------
Extended Pool Factors                              100.00%
Expected Pool Factors                              100.00%
-----------------------------------------------------------
Extended Amount                                          -
Expected Pool Factor Amount                              -
Surplus Amortisation
-----------------------------------------------------------
Total Principal Distribution Amount                      -
-----------------------------------------------------------
Redemption Amount                                        -
- amount allocable to principal                          -
                                       --------------------
- amount allocable to premium                            -
-----------------------------------------------------------
Closing Outstanding Principal Balance         88,556,375.00
-----------------------------------------------------------




                                                            AERCO LIMITED
                                                       Report to Noteholders
                                           Amounts in US Dollars unless otherwise stated


Current Payment Date                      15-Nov-00
Current Calculation Date                   9-Nov-00
Previous Payment Date                     16-Oct-00
Previous Calculation Date                 10-Oct-00
----------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Nov-00
End of Interest Accrual Period            15-Nov-00
Reference Date                             9-Nov-00

---------------------------------------------------------------------------------------------------------------------------

                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           6.62000%    6.62000%    6.62000%   6.62000%    6.62000%     6.62000%   6.62000%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    6.9400%     7.0800%     7.1400%    7.2200%     7.6700%      7.9700%    8.6700%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

Fixed Rate Notes                            D-1

----------------------------------------------------

Actual Pool Factor                          100.00%

----------------------------------------------------

----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2

---------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance    191,122.49  565,000.00  218,504.98  74,628.13   79,797.38    84,043.09  79,981.85
Total Principal Payments                     739.77           -      845.76     416.04      444.86        63.67      18.41
Closing Outstanding Principal Balance    190,382.71  565,000.00  217,659.22  74,212.09   79,352.52    83,979.42  79,963.44

Total Interest                             1,105.33    3,333.50    1,300.10     449.01      510.04       558.19     577.87
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%

---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------

(b) Fixed Rate Notes                        D-2

----------------------------------------------------

Opening Outstanding Principal Balance     88,556.38
Total Principal Payments                          -
Closing Outstanding Principal Balance     88,556.38

Total Interest                               673.88
Total Premium                                     -

----------------------------------------------------

----------------------------------------------------------------------------------------------------------------